UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF FLORIDA

In re:

Case No. 02-24188-BKC-PGH

PEREGRINE INDUSTRIES, INC.,

Chapter 7

Debtor.

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ORDER GRANTING TRUSTEE'S MOTION TO APPROVE CONTRACT FOR SALE FREE AND CLEAR OF LIENS, CLAIMS AND INTERESTS AND TO
APPROVE PROCEDURES FOR SALE OF PUBLIC SHELL
ENTITY INCLUDING BREAK-UP FEE

This matter having been heard in Fort Lauderdale, Florida, on March 15 2004, on the Trustee's Motion to Approve Contract for Sale Free and Clear of Liens, Claims and Interests and to Approve Procedures for Sale of Public Shell Entity Including Break-up Fee, and good cause appearing, and finding that: (a) Park Avenue Group, Inc. ("Park Avenue") has offered $35,000 for the corporate shell of the debtor ("the Shell"); (b) Park Avenue is a good faith purchaser within the meaning of 11 U.S.C. Section 363(m); (c) the trustee has made available to Park Avenue all corporate books and records of the debtor, exclusive of any operational books and records, that the trustee maintains or has access to; (d) the sale is in the best interest of the creditors and the estate; and (e) the sale price exceeds the sum of liens, claims or interests asserted in the Shell; therefore, it is ORDERED:

1. The contract attached as Exhibit A to the motion is approved and the motion is granted. The trustee may sell the Shell to Park Avenue Group, Inc., for $35,000, or to a higher bidder in accordance with the sale procedures set forth below. The sale shall be free and clear of all liens, claims, and interests of others.

2. The Shell shall be sold "as is, where is" without representation or warranty of Seller as to good standing, reinstatement of good standing, adequacy or timeliness of filing requirements (whether state or federal, including the SEC, the State of Florida, or any other governmental unit), or any other filing or compliance actions, or the type or number of outstanding shares.

3. Any and all interests the bankruptcy estate may have in any real or personal property, excluding the corporate shell of the debtor, but including stock in subsidiaries (Thermopompe Peregrine Heat Pump; Peregrine Global, Inc.; and Alcool, Inc.), shall remain in the estate for further administration under the Bankruptcy Code, and shall no longer be owned or controlled by the debtor.

4. Upon the sale closing, the existing officers and directors of Peregrine Industries, Inc. ("Peregrine") will be deemed removed from office.

5. Within 60 days following the closing, the purchaser shall be authorized to:

(a) appoint a new board of directors of Peregrine;
(b) amend Peregrine’s articles of incorporation to increase the authorized number of shares of common stock of Peregrine to 100,000,000 shares of common stock;
(c) issue up to 30,000,000 shares of common stock to the purchaser and new management of Peregrine, which shall be appointed by the newly-constituted board of directors;
(d) authorize the board of directors to implement a reverse split of issued and outstanding common stock in a ratio to be determined by the board of directors
(e) cancel and extinguish all common share conversion rights of any kind, including without limitation, warrants, options, convertible bonds, other convertible debt instruments and convertible preferred stock;
(f) cancel and extinguish all preferred shares of every series and accompanying conversion rights of any kind.

Sale Procedures

6. In order to insure that the estate receives the highest possible price for the sale of the Shell, the sale shall be subject to competitive bidding, an auction and a break-up fee as appropriate and as described below.

(a) Not later than March 22, 2004, interested parties may bid to purchase the Shell by submitting a cashier’s check in the amount of $40,000, made payable to "Sonya L. Salkin, Trustee" and delivered to Patrick Scott, at Scott Malnik & Salkin, LLP, 111 SE 12th Street, Suite B, Fort Lauderdale, FL 33316. Any competing bid shall be subject to the same terms and conditions set forth in the contract which is Exhibit A to the motion.

(b) If the trustee obtains at least one qualified competing bid by March 22, then on March 24, 2004 at 9:00 a.m., there shall be an auction sale of the Shell at the office of Sonya L. Salkin, 1776 N. Pine Island Road, #216, Plantation, Florida, and Park Avenue and anyone who has tendered a cashier’s check to the trustee for at least $40,000 may bid at the auction. The opening bid at the auction shall be $40,000 and bidding shall be in increments of $500. In the event of an auction, the Shell shall be sold to the highest bidder, but the sale shall be final only upon the entry of a further order confirming the sale, and a hearing shall be held for that purpose at 299 E. Broward Blvd., Room 308, Ft. Lauderdale, Florida on March 29, 2004 at 9:30 a.m. At the conclusion of the auction, all checks shall be returned to the participants (including Park Avenue’s check or an equal amount), except the check tendered by the successful bidder, which shall be retained by the trustee pursuant to the provisions set forth below. If the successful bidder’s final sale price exceeds $40,000, then the successful bidder must tender a cashier’s check for the difference between the final sale price and $40,000 to the trustee prior to the final hearing. In the event that the successful bidder fails to deliver these additional funds prior to final hearing, the next highest bidder will be deemed the successful bidder and request shall be made to continue the hearing to enable the next highest bidder to re-tender its bid. The failure of the successful bidder to tender the additional funds shall result in the loss of all funds previously tendered to the trustee as liquidated damages.

(c) In the event that no competing bid-accompanied by a $40,000 deposit-is received by 5:00 p.m. on March 22, the the trustee may submit to the court, without further notice or hearing, an affidavit attesting to that fact and a proposed order confirming the sale to Park Avenue Group, Inc. and canceling the March 29 hearing.

(d) Break-up Fee. In the event that Park Avenue is not the successful bidder, in recognition and consideration of the time, effort and costs incurred by it in pursuing this Agreement, Park Avenue shall be entitled to a break-up fee in the fixed amount of $5,000, which the trustee agrees is a reasonable fee. Park Avenue shall be entitled to the break-up fee only if it is not the successful bidder and there is an actual closing with a buyer of the Shell.

7. The closing of the sale shall occur promptly when this order becomes final and not subject to any stay pending appeal, or in the event of an auction, when the order approving the sale to the highest bidder becomes final and not subject to any stay pending appeal

ORDERED in the Southern District of Florida on March 15, 2004.

______________________________

Paul G. Hyman, Jr.

United States Bankruptcy Judge
Copies furnished to:

Patrick S. Scott
Sonya L. Salkin, Trustee
Merrill Yarborough, President, Peregrine Industries, Inc., debtor
Park Avenue Group, Inc.
U.S. Trustee’s Office
all creditors

[Mr. Scott is directed to serve a copy of this order on the parties noted and to file a certificate of service with the court]